February 20, 2020

Russell Becker
Chief Executive Officer
APi Group Corporation
c/o APi Group, Inc.
1100 Old Highway 8 NW
New Brighton, MN 55112

       Re: APi Group Corporation
           Amended Draft Registration Statement on Form S-4
           Submitted February 6, 2020
           CIK No. 0001796209

Dear Mr. Becker:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
January 16, 2020 letter.

Amended Draft Registration Statement on Form S-4

Cover Page

1. We reissue prior comment 2. It is unclear how you concluded that the requirement that you disclose the amount of securities being offered does not apply to your offering.
       Please disclose the amount of securities being registered on the prospectus cover page or provide further analysis.
 Russell Becker
APi Group Corporation
February 20, 2020
Page 2
Related Party Transactions, page 98

2. It is unclear from your response to prior comment 8 how you concluded that related party disclosure of the transactions described on pages F-48 and F-49 is not required. We note your acknowledgment elsewhere in your prospectus that APi Group is considered to be your Predecessor under applicable SEC rules and regulations. Please provide the disclosure required by Item 404(a) of Regulation S-K regarding these transactions or provide further analysis. Instruction 1 to Item 404 requires that information in a registration statement shall be given for the periods specified in the Item and, in addition, for the two fiscal years preceding the registrant's last fiscal year.
Note 4. Fair Value of Financial Instruments, page F-42

3. We note your response to prior comment 13. We continue to be unclear how you determined that quantitative information about the significant unobservable inputs would not be meaningful or significant to users of your financial statements. Please tell us whether any of the contingent earn-out obligations are individually significant to net income. Please refer to ASC 820-10-50-2(bbb).
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameRussell Becker
                                                             Division of
Corporation Finance
Comapany NameAPi Group Corporation
                                                             Office of Real
Estate & Construction
February 20, 2020 Page 2
cc:       Donn A. Beloff Esq.
FirstName LastName